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                                      FILING PURSUANT TO RULE 425 OF THE
                                      SECURITIES ACT OF 1933, AS AMENDED

                                      FILER: NORTHROP GRUMMAN CORPORATION

                                      SUBJECT COMPANY: TRW INC. (NO. 1-2384)

                                      FILING: REGISTRATION STATEMENT ON FORM S-4
                                              (REGISTRATION NO. 333-83672)

The following press release was issued by Northrop Grumman on April 24, 2002

NEWS
[NORTHROP GRUMMAN LOGO]                             Northrop Grumman Corporation
                                                    Public Information
                                                    1840 Century Park East
                                                    Los Angeles, California
                                                    90067-2199
                                                    Telephone  310-553-6262
                                                    Fax  310-556-4561

                                     Contact: Frank Moore (Media) (310) 201-3335
                                          Gaston Kent (Investors) (310) 201-3423

For Immediate Release

TRW SHAREHOLDERS SEND STRONG MESSAGE THAT BOARD
-----------------------------------------------
SHOULD OPEN BOOKS FOR NORTHROP GRUMMAN
--------------------------------------

         LOS ANGELES -- April 24, 2002 -- Northrop Grumman Corporation
(NYSE: NOC) Chairman and Chief Executive Officer Kent Kresa said today that, "TRW shareholders have sent a strong message to TRW's board of directors today in favor of allowing Northrop Grumman to begin due diligence in connection with its proposed acquisition of TRW. We are prepared to immediately enter discussions with TRW to resolve the outstanding differences concerning an agreement that allows Northrop Grumman to begin due diligence consideration of non-public information as soon as possible.

         "As we have previously stated, we are willing to pay full and fair value for TRW and encourage TRW to provide information supporting any additional hidden value. However, we need to conduct due diligence before we can enter into substantive discussions that could lead to a negotiated transaction. We remain confident that a combination of TRW and Northrop Grumman would be in the best interests of TRW shareholders and employees," Kresa said.

         Northrop Grumman stated a combination of TRW and Northrop Grumman would create a third major player in the growing defense space business, providing our country with enhanced competition and innovation in key areas of national defense.



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         TRW would also add complementary capabilities in communications, electronics and information warfare, while broadening Northrop Grumman's information technology customer base. The combination would create the nation's largest supplier of information technology services to the federal government.

         "Northrop Grumman has a great future, with or without TRW," Kresa said. "As we have previously stated, we will not overpay, but we believe the successful completion of this transaction is clearly in the long-term best interests of TRW shareholders as well as Northrop Grumman shareholders," Kresa concluded.

         Northrop Grumman Corporation is an $18 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With nearly 100,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672) and a tender offer statement on Schedule TO with the SEC on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW capital stock for Northrop Grumman stock. These documents contain important information. TRW shareholders should read these documents and any amendments or supplements thereto before making any decision regarding the offer to exchange. Copies of such documents may be obtained without charge at the SEC's website at www.sec.gov or from D.F. King & Co., Inc. the information agent for the offer to exchange, at 800-755-7250.

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies of TRW shareholders in connection with a Special Meeting of TRW Shareholders to be held on May 3, 2002. Northrop Grumman has filed proxy materials for this shareholder meeting which contain information regarding such potential participants. Northrop Grumman's proxy materials contain important information and should be read by TRW shareholders. These proxy materials and any amendments thereto may be obtained at no charge at the SEC's website at www.sec.gov as they become available.

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